UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

ENERGY TRANSFER PARTNERS, L.P.

(Name of issuer)

Common Units

(Title of class of securities)

29273R109

(CUSIP number)

John W. McReynolds

Energy Transfer Equity, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

(214) 981-0700

(Name, address and telephone number of person authorized to receive notices and communications)

March 26, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP NO. 29273R109	Page 2 of 11

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Equity, L.P. 30-0108820
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 52,476,059
	8.	Shared voting power 0
	9.	Sole dispositive power 52,476,059
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 52,476,059
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 22.86%[1]
14.	Type of reporting person PN

[1]	Based on 229,563,121 Common Units outstanding on April 3, 2012

SCHEDULE 13D/A

CUSIP NO. 29273R109	Page 3 of 11

1.	Name of Reporting Person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 52,476,059
	8.	Shared voting power 0
	9.	Sole dispositive power 52,476,059
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 52,476,059
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 22.86%[2]
14.	Type of reporting person OO (Limited Liability Company)

[2]	Based on 229,563,121 Common Units outstanding on April 3, 2012

SCHEDULE 13D/A

CUSIP NO. 29273R109	Page 4 of 11

1.	Name of Reporting Person; S.S. or IRS Identification Kelcy L. Warren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 52,476,059
	8.	Shared voting power 0
	9.	Sole dispositive power 52,476,059
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 52,476,059
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 22.86%[2]
14.	Type of reporting person IN

[2]	Based on 229,563,121 Common Units outstanding on April 3, 2012

SCHEDULE 13D/A

CUSIP NO. 29273R109	Page 5 of 11

1.	Name of Reporting Person; S.S. or IRS Identification CCE Holdings, LLC 20-1275050
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,249,092
	8.	Shared voting power 0
	9.	Sole dispositive power 2,249,092
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,249,092
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 0.98%[2]
14.	Type of reporting person OO (Limited Liability Company)

[2]	Based on 229,563,121 Common Units outstanding on April 3, 2012

SCHEDULE 13D/A

CUSIP NO. 29273R109	Page 6 of 11

This Amendment No. 5 on Schedule 13D/A (“Amendment No. 5”) is being filed by Energy Transfer Equity, L.P. (formerly Energy Transfer Company, L.P.), a Delaware (formerly Texas) limited partnership (“ETE”), LE GP, LLC, a Delaware (formerly Texas) limited liability company and the general partner of ETE (“LE GP”), Kelcy L. Warren, and CCE Holdings, LLC, a Delaware limited liability company (“CCE Holdings”), to amend the Schedule 13D originally filed on January 20, 2004, and amended on June 22, 2005, August 16, 2006, May 26, 2010 and December 3, 2010 (collectively, the “Amended Schedule 13D”), by ETE, LE GP and Kelcy L. Warren.

Item 1.	Security and Issuer.

Item 1 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

This statement on Schedule 13D, as amended (the “Schedule”) is being filed by Energy Transfer Equity, L.P. (“ETE”), LE GP, LLC (“LE GP”), CCE Holdings, LLC (“CCE Holdings”), and Kelcy L. Warren (“Warren” and collectively with ETE, LE GP and CCE Holdings, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of Energy Transfer Partners, L.P. (formerly, Heritage Propane Partners, L.P.), a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 3738 Oak Lawn Ave., Dallas, Texas 75219.

Item 2.	Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) - (c) ETE is a Delaware limited partnership. The principal business of ETE is to own all of the interests in the general partner of the Issuer and certain equity securities of the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. LE GP is a Delaware limited liability company, and its principal business is serving as the general partner of ETE. CCE Holdings is a Delaware limited liability company and a wholly owned subsidiary of ETE. The principal business of CCE Holdings is to own certain equity securities of the Issuer and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. Warren is a United States citizen. His principal occupation is Chief Executive Officer of the Issuer. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

SCHEDULE 13D/A

CUSIP NO. 29273R109	Page 7 of 11

The name, business address and present principal occupation or employment of each of the executive officers and directors of LE GP are set forth below:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Financial Officer and Director	President and Chief Financial Officer of LE GP

Ray C. Davis 5950 Sherry Lane, Suite 550 Dallas, TX 75225	Director	Principal, Avatar Investments

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chief Executive Officer of Energy Transfer Partners, L.L.C.

John D. Harkey, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Chairman and CEO, Consolidated Restaurant Companies, Inc.

David R. Albin Suite 205 100 North Guadalupe Santa Fe, New Mexico 87501	Director	Director of NGP Capital Resources Company and a managing partner of Natural Gas Partners private equity funds

K. Rick Turner 1990 Post Oak Blvd. Suite 2450 Houston, TX 77056	Director	Director of North American Energy Partners Inc., PMI, LLC

Marshall S. (Mackie) McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

SCHEDULE 13D/A

CUSIP NO. 29273R109	Page 8 of 11

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended by adding the following at the end of such item:

On March 26, 2012, the Issuer completed the Citrus Merger (as defined in Item 4 of this Schedule 13D/A), resulting in CrossCountry Energy, LLC, a Delaware limited liability company (“CCE”), surviving as a wholly owned subsidiary of the Issuer. CCE indirectly owns a 50% interest in Citrus Corp., a Delaware corporation, which owns 100% of the Florida Gas Transmission pipeline system that was previously jointly owned by Southern Union Company, a Delaware corporation (“Southern Union”), and El Paso Corporation.

In exchange for the contribution of CCE to the Issuer, the Issuer (i) issued 2,249,092 Common Units valued at $105,000,000 to CCE Holdings, and (ii) distributed $1,895,000,000 to CCE Holdings (the “CCE Transaction”). The value of the Common Units issued as part of the consideration was based on the volume-weighted average trading price for the ten consecutive trading days ending immediately prior to the date that was three trading days prior to the closing date of the Citrus Merger, as provided in the Citrus Merger Agreement. The Common Units were issued to CCE Holdings in reliance upon an exemption from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.

Also on March 26, 2012, Sigma Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of ETE, merged with and into Southern Union, with Southern Union continuing as the surviving entity (the “Sigma Merger”). Following the Sigma Merger, CCE Holdings is a wholly owned subsidiary of ETE.

At 12:59 p.m. Eastern Time on March 26, 2012 (the “Effective Time”), each share of Southern Union’s common stock, par value $1.00 per share (“Southern Union Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares of Southern Union Common Stock held by stockholders properly exercising appraisal rights available under Section 262 of the Delaware General Corporation Law (“DGCL”) or shares of Southern Union Common Stock held directly or indirectly by Southern Union or any of its wholly owned subsidiaries immediately prior to the Effective Time) was converted into the right to receive, as consideration for the Sigma Merger (the “Merger Consideration”), at the election of the holder of such share, either (i) $44.25 in cash or (ii) 1.00x ETE common unit. ETE entered into the Term Credit Agreement (as defined in Item 6 of this Schedule 13D/A) to finance a portion of the Merger Consideration.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following after the seventh paragraph:

On March 23, 2012, the Issuer, Citrus ETP Finance LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“ETP Finance Sub”), Citrus ETP Acquisition, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“ETP Merger Sub”) and ETE entered into Amendment No. 2 (the “Second Amendment”) to that certain Amended and Restated Agreement and Plan of Merger, dated as of July 19, 2011, as amended by Amendment No. 1 thereto (the “First Amendment”) dated September 14, 2011 (as amended, the “Citrus Merger Agreement”). The Citrus Merger Agreement provided for the merger of ETP Merger Sub with and into CCE, with CCE continuing as the surviving entity (the “Citrus Merger”), immediately prior to the Sigma Merger.

The purpose of the CCE Transaction was to consummate the Citrus Merger and the Sigma Merger.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) Approximately 229,563,121 Common Units of ETP were outstanding as of April 3, 2012. The Reporting Persons are deemed to be the beneficial owners of 52,476,059 Common Units of ETP. The Common Units owned by the Reporting Persons constitute approximately 22.86% of the total issued and outstanding Common Units. The Reporting Persons have the sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by

SCHEDULE 13D/A

CUSIP NO. 29273R109	Page 9 of 11

the Reporting Persons, except that Ray C. Davis, through his ownership interest in LE GP, may be deemed to also beneficially own the Common Units that are beneficially owned by the Reporting Persons to the extent of his interest in LE GP.

(c) Except for the transaction described in Item 3 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

On March 23, 2012, ETE entered into a Senior Secured Term Loan Agreement (the “Term Credit Agreement”) with Credit Suisse AG, as Administrative Agent, and the other lenders from time to time party thereto (the “Term Lenders”), which became effective on March 26, 2012. The Term Credit Agreement has a scheduled maturity date of March 26, 2017, with an option for ETE to extend the term subject to the terms and conditions set forth therein. Pursuant to the Term Credit Agreement, the Term Lenders have provided senior secured financing in an aggregate principal amount of $2,000,000,000. ETE shall not be required to make any amortization payments with respect to the term loans under the Term Credit Agreement. Under certain circumstances, ETE is required to repay the term loan in connection with asset sales yielding net proceeds in excess of $25,000,000.

All of the Common Units of ETP held directly by ETE are pledged as collateral under ETE’s Term Credit Agreement, filed as Exhibit P hereto.

The Term Credit Agreement contains customary representations, warranties, covenants and events of default, including a change of control event of default and limitations on incurrence of liens, new lines of business, mergers, transactions with affiliates and restrictive agreements. The Term Credit Agreement also includes covenants limiting, as of the last day of each fiscal quarter, the ratio of the funded debt of ETE to the EBITDA (as defined in the Credit Agreement) of ETE, measured for the preceding twelve months, to not more than 5.50 to 1.00. This requirement is subject to a provision for increases to 6.00 to 1.00 in connection with certain future acquisitions. In addition, the Term Credit Agreement includes a covenant limiting, as of the last day of each quarter, the ratio of EBITDA of ETE to fixed charges of ETE, measured for the preceding twelve months, to not less than 1.50 to 1.00. During the continuance of an event of default, the Term Lenders may take a number of actions, including declaring the entire amount then outstanding under the Term Credit Agreement due and payable.

On September 20, 2010, ETE entered into a $200,000,000 five-year senior secured revolving credit facility (as amended by Amendment No. 1 to Credit Agreement dated as of November 11, 2010, the “Existing ETE Credit Agreement”) with Credit Suisse AG, as administrative agent and collateral agent, the other lenders party thereto (the “Revolver Lenders”) and Credit Suisse Securities (USA) LLC, as sole lead arranger and sole bookrunner.

On March 23, 2012, ETE entered into Amendment No. 2 to Credit Agreement (the “Amendment Agreement”) with Credit Suisse AG, as administrative agent, and the other Revolver Lenders party thereto, pursuant to which the Existing ETE Credit Agreement was amended and restated on March 26, 2012 in the form of Exhibit A to the Amendment Agreement (the “Amended and Restated Credit Agreement”).

All of the Common Units of ETP held directly by ETE are pledged as collateral under ETE’s Amended and Restated Credit Agreement, filed as Exhibit Q hereto.

The Amended and Restated Credit Agreement contains customary representations, warranties, covenants and events of default, including a change of control event of default and limitations on incurrence of liens, new lines of business, mergers, transactions with affiliates and restrictive agreements. The Amended and Restated Credit Agreement includes covenants limiting, as of the last day of each fiscal quarter, the ratio of the funded debt of ETE to the EBITDA (as defined in the Amended and Restated Credit Agreement) of ETE, measured for the preceding twelve months, to not more than 5.50 to 1.00. This requirement is subject to a provision for increases to 6.00 to 1.00 in connection with certain future acquisitions. The Amended and Restated Credit Agreement includes a covenant limiting, as of the last day of each quarter, the ratio of EBITDA of ETE to fixed charges of ETE, measured for the preceding twelve

SCHEDULE 13D/A

CUSIP NO. 29273R109	Page 10 of 11

months, to not less than 1.50 to 1.00. In addition, the Amended and Restated Credit Agreement requires that the value to loan ratio as of any date be no less than 2.00 to 1.00. During the continuance of an event of default, the Revolver Lenders may take a number of actions, including declaring the entire amount then outstanding under the Amended and Restated Credit Agreement due and payable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following exhibit:

EXHIBIT K -	Amended and Restated Agreement and Plan of Merger, dated as of July 19, 2011, by and between Energy Transfer Partners, L.P. and Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Issuer on July 20, 2011).

EXHIBIT L -	Amendment No. 1, dated as of September 14, 2011, to the Amended and Restated Agreement and Plan of Merger, dated as of July 19, 2011, by and between Energy Transfer Partners, L.P. and Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Issuer on September 15, 2011).

EXHIBIT M -	Amendment No. 2, dated March 23, 2012, to the Amended and Restated Agreement and Plan of Merger, by and among Energy Transfer Partners, L.P., Citrus ETP Acquisition, L.L.C., Energy Transfer Equity, L.P., Southern Union Company, and CrossCountry Energy, LLC, dated as of July 19, 2011 (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Issuer on March 28, 2012).

EXHIBIT N -	Second Amended and Restated Agreement and Plan of Merger, dated as of July 19, 2011, by and among Energy Transfer Equity, L.P., Sigma Acquisition Corporation and Southern Union Company (incorporated by reference to Exhibit 2.1 to Form 8-K filed by ETE on July 20, 2011).

EXHIBIT O -	Amendment No. 1, dated as of September 14, 2011, to Second Amended and Restated Agreement and Plan of Merger, dated as of July 19, 2011, by and among Energy Transfer Equity, L.P., Sigma Acquisition Corporation and Southern Union Company (incorporated by reference to Exhibit 2.1 to Form 8-K filed by ETE on September 15, 2011).

EXHIBIT P -	Senior Secured Term Loan Agreement, dated March 23, 2012, by and among Energy Transfer Equity, L.P., Credit Suisse AG, as Administrative Agent and the other lenders from time to time party thereto (incorporated by reference to Exhibit 10.3 to Form 8-K filed by ETE on March 28, 2012).

EXHIBIT Q -	Amendment No. 2 to Credit Agreement, dated March 23, 2012, by and among Energy Transfer Equity, L.P., Credit Suisse AG, as Administrative Agent and the other lenders party thereto (incorporated by reference to Exhibit 10.4 to Form 8-K filed by ETE on March 28, 2012).

EXHIBIT R -	Joint Filing Agreement and Power of Attorney dated April 4, 2012 among the Reporting Persons.

SCHEDULE 13D/A

CUSIP NO. 29273R109	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2012	ENERGY TRANSFER EQUITY, L.P.

	By:	LE GP, LLC
Its general partner

	By:	/S/ SONIA AUBE
Sonia Aube
Attorney-in-Fact

Dated: April 5, 2012	LE GP, LLC

	By:	/S/ SONIA AUBE
Sonia Aube
Attorney-in-Fact

Dated: April 5, 2012		/S/ SONIA AUBE
Kelcy L. Warren by Sonia Aube,
Attorney-in-Fact

Dated: April 5, 2012	CCE Holdings, LLC

	By:	/S/ SONIA AUBE
Sonia Aube
Attorney-in-Fact